THE READER’S DIGEST ASSOCIATION, INC.
READER’S DIGEST ROAD
PLEASANTVILLE, NY  10570-7000

                    May 21, 2009

VIA EDGAR AND FEDERAL EXPRESS

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:           The Reader’s Digest Association, Inc.
Form 10-K for the year ended June 30, 2008
Filed September 29, 2008
File No. 001-10434

Dear Ms. Cvrkel:

On May 7, 2009, The Reader’s Digest Association, Inc. (the “Company”) received a comment letter (the “Second Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), as a follow up to the Company’s April 30, 2009 response to comments contained in the comment letter dated April 16, 2009 from Linda Cvrkel of the Commission to Thomas A. Williams, Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the year ended June 30, 2008 filed on September 29, 2008 (the “Form 10-K”) and the Company’s Form 10-Q for the quarter ended December 31, 2008 (the “Form 10-Q”).  The Company is writing this letter in order to respond to the further comments raised in the Second Comment Letter.

For your convenience, we have included above each response a copy of the comment in the Second Comment Letter to which we are responding.

United States Securities and Exchange Commission
May 21, 2009

Comments and Responses:

Form 10-K for the year ended June 30, 2008

Note 6. Goodwill

1.
Comment:  We note from your response to our prior comment ten that you are in the process of conducting an interim impairment test of all of the Company’s reporting units as of the end of the third quarter of fiscal 2009.  Upon completion, please provide us with the results of your most recent annual impairment analysis as of April 1, 2008 and your updated analysis performed during the third quarter of fiscal 2009.

Please note that assuming no impairment charges are determined to be required as a result of your updated impairment analysis, we would expect the Company to significantly expand the disclosures in its financial statements and MD&A to explain in detail the methods and assumptions used in the Company’s impairment analysis for its goodwill and other intangible assets.  Specifically, you may want to consider providing a quantitative and qualitative sensitivity analysis underlying the methodologies and assumptions that are more susceptible to changes and that could have a significant impact in the determination of the fair value of the Company’s reporting units.  We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.  We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.  We may have further comment upon review of your response.

Response:  We respectfully advise the Staff that we have disclosed in our Quarterly Report on Form 10-Q and, as requested, included within this response the results of our most recent annual impairment analysis as of April 1, 2008 and our interim impairment analysis performed during the third quarter of fiscal 2009.

As disclosed in Item 1 - Financial Statements and Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, we did not finalize our interim impairment analysis due to the timing and complexity of the calculations required.  We did however recognize an estimated impairment charge of $527.1 million in the third quarter as a result of the interim test.  This charge resulted from the impairment of goodwill, trade names and other long-lived assets of $205.4 million, $291.6 million and $30.1 million, respectively.

United States Securities and Exchange Commission
May 21, 2009

We believe that the estimated goodwill and other long-lived asset impairment was required because the year-to-date fiscal 2009 revenue and operating results have softened from what was expected at the time of our last impairment analysis, combined with a significant decline in our most recent long-term projected operating results.  Other assumption changes since our last valuation, which contributed to the lower fair values, include the use of higher discounts rates, that correspond to companies with a similar financial position and credit rating, lower perpetual growth rates and overall decreases in market multiples in the industry.

We engaged an external valuation firm, to assist us in the completion of our impairment test and in our determination of the fair value of our reporting units, intangible assets and other long-lived assets.  This assistance included advice on industry valuation practices and the compilation of market data to help us in developing the key assumptions in our analysis such as discount rates, weighted average cost of capital, market multiples and transaction multiples.

Our third quarter impairment test methodology for goodwill was largely consistent with the prior year and used a combination of the income, market, and, for certain reporting units, the transaction approach to estimate the fair value of our reporting units.  In general, we relied more heavily on the income approach, as we believe it better captures the value of our businesses given the pool of publicly-traded comparable companies.  This pool of publicly-traded comparable companies includes newspaper businesses and other companies that are not perfectly comparable to our business.  We also eliminated or reduced our use of the transaction approach on most of our reporting units, when compared to the prior year, given the lack of sales activity within the market in recent periods.

Consistent with the prior year, the fair value of our trade names was determined by use of the relief from royalty method, which consists of an estimation of a hypothetical royalty rate and subsequent application of the royalty rate to the projected revenue related to those trade names.

In evaluating other long-lived assets for impairment, consistent with the guidance under SFAS 144, we considered undiscounted cash flows of the asset or asset group, the useful life of the primary asset of the asset group and the asset or asset group’s residual value, if any, at the end of the life of the primary asset.  To the extent that impairment was indicated due to the carrying value of the asset or asset group being greater than the undiscounted cash flows, the impairment amount was measured as the amount by which the carrying amount of the asset or asset group exceeded its fair value.

United States Securities and Exchange Commission
May 21, 2009

After considering the impact of definite and indefinite-lived asset impairments, our interim impairment analysis of goodwill for our United States Consumer and European reporting units had fair values that exceeded the carrying value.  We have also considered the impact and sensitivity of the key assumptions used in our analysis for these reporting units, including the use of higher discount rates and the further deterioration of our projected results.  Our analysis concluded that the enterprise value, calculated using the income approach, of our United States Consumer and European reporting units must decline approximately 10% before the fair value would fall below the book value.

Exhibit Index

2.
Comment:  We note that you have incorporated by reference Exhibits 10.1 and 10.2 to the Form 10-K.  However, these filings do not include all of the schedules, exhibits and annexes listed in the table of contents of the agreements.  All agreements must be filed in full and include all schedules, exhibits and annexes.  Please refile the entire agreements, including all schedules, exhibits and annexes.  Refer to Item 601(b)(10).

Response:  We respectfully advise the Staff that we have re-filed Exhibits 10.1 and 10.2 to the Form 10-K as exhibits to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which was filed with the SEC on May 15, 2009.

3.	Comment: Further, please confirm that you will file all exhibits in full and include all attachments, schedules and annexes in future filings.

Response: We respectfully confirm to the Staff that in future filings we will comply with the requirements of Item 601 of Regulation S-K regarding the filing of exhibits.

We have arranged for delivery to the attention of Linda Cvrkel of the Commission via Federal Express for overnight delivery five copies of this response letter.

In connection with responding to the Staff’s comment letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

United States Securities and Exchange Commission
May 21, 2009

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact me at phone number (914) 244-7717 or facsimile number (914) 244-7930 or our Corporate Controller, Sue D’Emic at phone number (914) 244-7517 or facsimile number (914) 244-8757.

                    Sincerely,

                    /s/ Thomas A. Williams

                    Thomas A. Williams
                    Senior Vice President and
                    Chief Financial Officer